PROVINCE OF MANITOBA
2007/08 QUARTERLY FINANCIAL REPORT
APRIL TO SEPTEMBER 2007

NOTES TO THE QUARTERLY FINANCIAL REPORT
Budget 2007 is the first Summary Budget produced by the Government of Manitoba that aligns with the accounting standards set by the Public Sector Accounting Board (PSAB), which require provincial governments to report on the broader definition of government. It consolidates the budget plan for core government with projections for all Crown organizations, regional health authorities, hospitals, colleges, universities and school divisions in the province to fully reflect Generally Accepted Accounting Principles (GAAP). The consolidation of these entities and core government is the Government Reporting Entity (GRE).
The transition to Summary Budgeting and Reporting requires not only that the annual budget and financial statements (public accounts) be tabled on a summary basis, but that all financial reporting, including quarterly reporting, must be transitioned to represent the GRE. In addition, quarterly reporting must also be made consistent with GAAP. As noted in the 2007 Budget, the government’s quarterly financial reporting will remain largely unchanged for 2007/08. In 2008/09, appropriate changes will be introduced and the transformation of quarterly reporting will be completed by the end of 2009/10.
Consistent with the transition plan, this report presents an updated 2007/08 year-end forecast for the GRE consolidating information from entities directly and indirectly controlled by government, such as universities, public schools and government business enterprises. However as outlined in Budget 2007, the existing relationship between the government and the related entities does not change. The normal governance relationships between the government and these entities, and between the entities and their Boards and stakeholders, are not affected by the financial reporting process, other than that the entities must provide financial information to the government on a regular basis.
As in prior quarterly reports, the report also presents the unaudited financial results of the core government for the second quarter of the 2007/08 fiscal year. The core government figures are based on the structure established in the Estimates of Expenditure and Revenue for the fiscal year ending March 31, 2008. The comparative data provided for the 2006/07 fiscal year has been restated to reflect the current structure.
GOVERNMENT REPORTING ENTITY
YEAR END PROJECTION
Summary net income for the government reporting entity is currently projected to be $298.0 million, $123.2 million higher than the $174.8 million forecast in the 2007 Budget. The increase is primarily the result of higher projected net income from Government’s other reporting entities, most notably Manitoba Hydro and Manitoba Agricultural Services Corporation.
The core government continues to project revenues exceeding expenditures. The projected net result for the year is $75.3 million, down $0.7 million from the 2007 Budget, before budgeted transfers to the Debt Retirement Fund of $110.5 million and $37.0 million from the Fiscal Stabilization Fund for wait time initiatives.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

Core government revenues are forecast to be $159.0 million higher than budget, primarily from updated projections for taxation revenues. Individual income taxes are up $119.7 million as a result of higher income projections, corporation income taxes are up $42.2 million based on revised estimates from Canada and retail sales tax has increased $40.0 million as Manitoba’s economy continues to be strong. Partially offsetting these increases is a reduction of $45.6 million in Government of Canada revenue as a result of slower than anticipated resolution of the agreement for infrastructure renewal funding.
Core government expenditures are forecast to be $160.0 million higher than budget. This forecast includes a projection of $43.0 million for additional payments to livestock producers under the Canadian Agriculture Income Stabilization Program as the result of declines in livestock prices and higher feed prices, $40.0 million to fulfill the previously announced commitment for the Canadian Museum for Human Rights and $8.3 million for emergency expenditures, primarily related to 2007 forest fire suppression activities. As well, cost pressures continue to exist in health care for Regional Health Authorities’ operations and medical remuneration, in family services programming related to child protection and in the Department of Justice to address increasing costs in corrections. Efforts have been implemented to manage discretionary expenditures in the second half of the fiscal year to ease the pressure. An update on the province’s financial position will be provided in the third quarter report.
PROJECTION OF NET INCOME FOR THE
YEAR ENDED MARCH 31, 2008
(UNAUDITED)
($millions)

	2007/08 FORECAST			2007/08 BUDGET
		OTHER			OTHER
	CORE	REPORTING(1)		CORE	REPORTING(1)
	GOVERNMENT	ENTITIES	SUMMARY	GOVERNMENT	ENTITIES*	SUMMARY

Revenue	9,461	2,692	12,153	9,302	2,507	11,809

Expenditure	9,386	2,469	11,855	9,226	2,408	11,634

Net Result for the Year	75	223	298	76	99	175

Transfer to Debt Retirement Fund	(110)	110	—	(110)	110	—

Transfer from Fiscal Stabilization Fund	37	(37)	—	37	(37)	—

Net Income	2	296	298	3	172	175

1.	This column includes consolidation impacts and the revenues and expenditures of other reporting entities.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

CORE GOVERNMENT
SECOND QUARTER — ACTUAL TO ESTIMATE
The second quarter net result of expenditure exceeding revenue by $6.4 million was $93.0 million lower than the estimate of $99.4 million. Second quarter revenue was $5.3 million higher than estimated and second quarter expenditure was $87.7 million lower than estimated primarily as a result of differences in the timing of expenditures and receipts.
SECOND QUARTER COMPARED TO PREVIOUS YEAR’S RESULTS
The net result for the second quarter was $51.8 million higher than for the same period last year. Total revenues were $270.3 million more than the same period last year, reflecting budgeted increases in both own source revenue and transfers from the Government of Canada.
Total expenditures were $218.6 million higher than the previous year. Program expenditures were $196.2 million higher, reflecting budgeted increases while debt servicing costs were $22.4 million higher primarily as a result of timing. The largest increases in program expenditures occurred in the departments of Health, Education, Citizenship and Youth and Family Services and Housing. As well, statutory election costs of $7.4 million were included in the second quarter program expenditures.
SECOND QUARTER — CAPITAL INVESTMENT
Expenditures for tangible capital assets were $241.2 million, $38.3 million less than estimated at the end of the second quarter primarily due to the deferral of some components of the Manitoba Floodway Expansion to 2008/09 and timing variances for highway related activities. Total expenditures related to tangible capital assets were $98.7 million higher than the same period last year, primarily related to increased construction on provincial highways and roads and the Manitoba Floodway Expansion.
DEBT/PENSION REPAYMENT
The 2007 Budget provides for a $110.5 million contribution to the Debt Retirement Fund. An allocation committee will determine the share of those funds directed to pension or general purpose debt. In the 2007 Budget, the allocation is $85.5 million to the pension liability and $25.0 million for general purpose debt.
FISCAL STABILIZATION FUND
The fund is projected to have a balance of $655.1 million at the end of the fiscal year. The projected status of the Fiscal Stabilization Fund is provided on page 13.
BORROWING ACTIVITY
Original estimate of borrowing requirements identified in the 2007 Budget were $2,946.2 million including refinancing of maturing debt, the funding of the Province’s pension liability for the Teachers’ Retirement Allowances Fund (TRAF), funding for Manitoba Hydro, Capital Investments, Health’s capital programs and new self sustaining requirements. This requirement has decreased to $2,773.2 million as a result of lower capital requirements for Manitoba Hydro and other self sustaining programs.
At September 30, 2007 outstanding Provincial Borrowings, Guarantees and Obligations were $18,286.9 million, $1,720.2 million higher than the March 31, 2007 balance of $16,566.7 million, primarily reflecting the government’s decision to borrow $1,500.0 to pay down a significant part of the unfunded Teachers’ Retirement Allowances Fund pension liability.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

CORE GOVERNMENT
STATEMENT OF REVENUE AND EXPENDITURE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007
(UNAUDITED)
($000s)

	2007/08	Comparison to 2007/08		Comparison to 2006/07
	ACTUAL	Estimate	Variance	Actual	Variance

Revenue

Own Source Revenue	2,794,509	2,760,911	33,598	2,645,436	149,073

Government of Canada	1,649,462	1,677,754	(28,292)	1,528,223	121,239

Total Revenue	4,443,971	4,438,665	5,306	4,173,659	270,312

Expenditure
Program Expenditure	4,313,885	4,426,283	(112,398)	4,117,729	196,156

Debt Servicing	136,517	111,805	24,712	114,123	22,394

Total Expenditure	4,450,402	4,538,088	(87,686)	4,231,852	218,550

Net Result Sepember 30, 2007	(6,431)	(99,423)	92,992	(58,193)	51,762

Transfer to Debt Retirement Fund	—	—	—	—	—

Transfer from the Fiscal Stabilization Fund	—	—	—	—	—

Net Income (Loss)	(6,431)	(99,423)	92,992	(58,193)	51,762

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

CORE GOVERNMENT
STATEMENT OF REVENUE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007
(UNAUDITED)
($000s)

	2007/08	Comparison to 2007/08		Comparison to 2006/07
	ACTUAL	Estimate	Variance	Actual	Variance

Taxation:
Finance
— Individual Income Tax	1,063,463	1,062,797	666	996,762	66,701
— Corporation Income Tax	156,058	151,104	4,954	188,600	(32,542)
— Corporation Capital Tax	87,112	83,820	3,292	83,965	3,147
— Gasoline Tax	66,237	64,274	1,963	65,284	953
— Insurance Corporations Tax	30,579	30,806	(227)	29,777	802
— Land Transfer Tax	26,454	22,444	4,010	21,525	4,929
— Levy for Health and Education	136,381	130,897	5,484	126,511	9,870
— Mining Tax	72,087	79,786	(7,699)	27,928	44,159
— Motive Fuel Tax	39,056	35,440	3,616	35,930	3,126
— Retail Sales Tax	576,195	564,325	11,870	531,420	44,775
— Tax Administration and Miscellaneous Tax Act	28,097	27,734	363	26,721	1,376
— Tobacco Tax	83,492	88,982	(5,490)	88,726	(5,234)
— Other Taxes	1,491	1,420	71	1,453	38

	2,366,702	2,343,829	22,873	2,224,602	142,100

Science, Technology, Energy and Mines
— Oil and Natural Gas Tax	5,026	6,811	(1,785)	7,710	(2,684)

	2,371,728	2,350,640	21,088	2,232,312	139,416

Other Revenue:
Automobile and Motor Carrier Licenses and Fees	50,908	50,547	361	50,963	(55)
Justice	21,189	21,504	(315)	18,962	2,227
Water Power Rentals	58,439	50,449	7,990	60,203	(1,764)
Manitoba Lotteries Corporation	137,000	137,000	—	133,000	4,000
Manitoba Liquor Control Commission	84,200	83,700	500	84,200	—
Other Sources	71,045	67,071	3,974	65,796	5,249

	422,781	410,271	12,510	413,124	9,657

Total Own Source Revenue	2,794,509	2,760,911	33,598	2,645,436	149,073

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

CORE GOVERNMENT
STATEMENT OF REVENUE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007
(UNAUDITED)
($000s)

	2007/08	Comparison to 2007/08		Comparison to 2006/07
	ACTUAL	Estimate	Variance	Actual	Variance

Government of Canada:
Equalization	892,490	892,490	—	845,986	46,504
Bill C-48	—	—	—	48,911	(48,911)
Canada Health Transfer (CHT)	403,514	403,514	—	385,024	18,490
Canada Social Transfer (CST)	170,470	170,470	—	166,060	4,410
EcoTrust Fund	53,820	53,820	—	—	53,820
Child Care	8,998	8,998	—	23,683	(14,685)
Health Funds	38,704	45,690	(6,986)	2,496	36,208
Departments
— Labour Market Agreements	54,617	54,617	—	32,975	21,642
— Other Agreements	26,849	48,155	(21,306)	23,088	3,761

Total Government of Canada	1,649,462	1,677,754	(28,292)	1,528,223	121,239

Total Revenue	4,443,971	4,438,665	5,306	4,173,659	270,312

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

CORE GOVERNMENT
STATEMENT OF PART A — OPERATING EXPENDITURE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007
(UNAUDITED)
($000s)

	2007/08	Comparison to 2007/08		Comparison to 2006/07
	ACTUAL	Estimate	Variance	Actual	Variance

Legislative Assembly	21,046	21,416	(370)	13,412	7,634
Executive Council	1,582	1,618	(36)	1,610	(28)
Aboriginal and Northern Affairs	16,280	18,236	(1,956)	21,634	(5,354)
Advanced Education and Literacy	264,128	270,993	(6,865)	259,002	5,126
Agriculture, Food and Rural Initiatives	39,711	45,706	(5,995)	40,711	(1,000)
Civil Service Commission	2,649	2,823	(174)	2,153	496
Competitiveness, Training and Trade	40,560	46,159	(5,599)	41,681	(1,121)
Conservation	64,517	66,610	(2,093)	59,285	5,232
Culture, Heritage, Tourism and Sport	45,794	46,749	(955)	44,495	1,299
Education, Citizenship and Youth	691,503	693,257	(1,754)	643,618	47,885
Employee Pensions and Other Costs	36,787	35,948	839	34,531	2,256
Family Services and Housing	521,660	533,752	(12,092)	495,724	25,936
Finance — Departmental Costs	70,880	72,385	(1,505)	70,863	17
Finance — Debt Servicing Costs	136,518	111,805	24,713	114,123	22,395
Health	1,894,157	1,933,587	(39,430)	1,791,256	102,901
Healthy Child Manitoba	11,410	12,194	(784)	11,657	(247)
Infrastructure and Transportation	230,710	238,944	(8,234)	217,989	12,721
Intergovernmental Affairs	136,179	139,104	(2,925)	140,221	(4,042)
Justice	135,472	142,867	(7,395)	131,172	4,300
Labour and Immigration	17,016	21,119	(4,103)	14,298	2,718
Manitoba Seniors and Healthy Aging Secretariat	441	626	(185)	450	(9)
Science, Technology, Energy and Mines	42,903	43,460	(557)	41,651	1,252
Water Stewardship	12,077	13,572	(1,495)	13,165	(1,088)
Enabling Appropriations	804	1,872	(1,068)	833	(29)
Other Appropriations	15,619	23,286	(7,667)	26,318	(10,699)

Total Expenditure	4,450,402	4,538,088	(87,685)	4,231,852	218,550

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

CORE GOVERNMENT
STATEMENT OF PART B — CAPITAL INVESTMENT
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007
(UNAUDITED)
($000s)

	2007/08	Comparison to 2007/08		Comparison to 2006/07
	ACTUAL	Estimate	Variance	Actual	Variance

Legislative Assembly	—	—	—	6	(6)
Agriculture, Food and Rural Initiatives	—	—	—	—	—
Competitiveness, Training & Trade	890	—	890	—	890
Conservation
General Assets	292	603	(311)	790	(498)
Infrastructure Assets	2,461	4,755	(2,294)	2,348	113

Total Conservation	2,753	5,358	(2,605)	3,138	(385)

Culture, Heritage, Tourism and Sport	—	30	(30)	—	—
Education, Citizenship and Youth	151	151	—	—	151
Family Services & Housing	683	854	(171)	658	25
Finance	507	562	(55)	—	507
Health	190	200	(10)	60	130
Infrastructure and Transporation
General Assets	27,620	40,140	(12,520)	12,505	15,115
Infrastructure Assets	206,387	227,313	(20,926)	123,081	83,306

Total Infrastructure and Transportation	234,007	267,453	(33,446)	135,586	98,421

Justice	295	441	(146)	288	7
Science, Technology, Energy and Mines	1,696	4,482	(2,786)	2,752	(1,056)
Water Stewardship	19	—	19	49	(30)

Total Capital Assets	241,191	279,531	(38,340)	142,537	98,654

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

CORE GOVERNMENT
STATEMENT OF PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
September 30, 2007
(with comparative figures for March 31, 2007)
(UNAUDITED)
($000s)

	Canadian	Canadian	Increase
	Dollar	Dollar	(Decrease)
	Valuation	Valuation	September 30, 2007
	(Note 1)	(Note 1)	over
	September 30, 2007	March 31, 2007	March 31, 2007

Provincial Borrowings Payable in:
Canadian Dollars	15,009,107	13,661,521	1,347,586
Issues Hedged to Canadian Dollars	3,393,450	3,482,100	(88,650)
U.S. Dollars	1,896,009	2,194,026	(298,017)
Issues Hedged to U.S. Dollars	526,995	609,829	(82,834)

Subtotal Provincial Borrowings	20,825,561	19,947,476	878,085

Guarantees and Obligations Payable in:
Canadian Dollars	1,238,243	1,406,776	(168,533)
U.S. Dollars	—	—	—

Subtotal Guarantees and Obligations (Note 2)	1,238,243	1,406,776	(168,533)

Subtotal Provincial Borrowings, Guarantees and Obligations (Note 3)	22,063,804	21,354,252	709,552
Less: Sinking Fund Investments	(3,725,858)	(4,736,510)	(1,010,652)
Less: Debt Retirement Fund	(51,000)	(51,000)	—

Total Provincial Borrowings, Guarantees and and Obligations Outstanding (Note 4)	18,286,946	16,566,742	1,720,204

Note to Reader:
Outstanding provincial borrowings will fluctuate during the fiscal year as a result of the timing of borrowing activities of the Province. While current accounting standards identify Net Debt as the best presentation of a government’s financial position, certain valuations used in the calculation of Net Debt are not available on a quarterly basis. Net Debt is defined as total liabilities less the financial assets available to repay those liabilities. The Public Accounts for the year ended March 31, 2007 reflected Net Debt of core government operations (the operating fund) to be $8.3 billion (see Public Accounts, Volume 1, Page 107) and for the government reporting entity to be $10.4 billion (see Public Accounts, Volume 1, page 56).

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

CORE GOVERNMENT
STATEMENT OF PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
September 30, 2007
(with comparative figures for March 31, 2007)
NOTES:

1.	The Canadian Dollar Valuation is calculated using the foreign currency exchange rates in effect at September 30, 2007 and at March 31, 2007. As at September 30, 2007, the U.S. dollar exchange rate was $0.9963 ($1.1529 at March 31, 2007).

2.	Includes borrowings of Manitoba Hydro which has been guaranteed by the Province, Government Enterprises and other payables and third party debt of health care facilities.

3.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at September 30, 2007, total provincial borrowings and guarantees were payable 89% in Canadian dollars and 11% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown Organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings was payable 67% in Canadian dollars (62% at March 31, 2007) and 33% in U.S. dollars (38% at March 31, 2007).

4.	The above borrowings, guarantees and obligations were outstanding for the following purposes:

	September 30, 2007		March 31, 2007
	($ Thousands)	($ Per Capita)	($ Thousands)	($ Per Capita)
		(Note 5)		(Note 5)

Government Programs — General	6,530,474	5,503	6,564,303	5,547
Government Programs — TRAF (Note 6)	1,500,000	1,264	—	—
Manitoba Hydro	6,724,000	5,666	6,636,123	5,608
Capital Investments	957,249	807	749,221	633
Health Facilities	827,219	697	780,219	659
Government Enterprises and Other (Note 7)	533,152	449	533,152	451
Other Crown Organizations	1,214,852	1,024	1,303,724	1,102

	18,286,946	15,410	16,566,742	14,000

	(Note 8)
5.	Per Capita data is based upon population figures at July 1, 2007 and April 1, 2007 as reported by Statistics Canada.

6.	On October 1, 2007, the government will make a contribution of $1,002 million to the Teachers’ Retirement Allowances Fund (TRAF). This contribution, together with the initial contribution of $500 million on April 2, 2007 will reduce the government’s net pension liability for TRAF from $1,922 million to $420 million.

7.	Includes debentures issued by school boards and hospitals which are held by government enterprises, amounts owed to the federal government and other long term loans payable to government enterprises.

8.	Provincial borrowings, guarantees and obligations increased by $1,720.2 million. Increases in borrowings was primarily due to the funding of the Province’s contribution to its liability for TRAF, funding of capital programs including, Manitoba Hydro and Health Facilities borrowings. The increases in borrowings were offset by matured General Government program borrowings which have not yet been refinanced, the impact of a stronger Canadian dollar and an increase in Manitoba Hydro’s sinking fund contribution. Manitoba Hydro’s U.S. dollar revenues are sufficient to pay the interest and principal on all outstanding U.S. dollar borrowings.

9.	Manitoba’s net general purpose debt to GDP ratio is projected to be 13.7% in 2007/08, down from 14.7% in 2006/07 and from 20.9% in 1999/2000. GDP data reflects the latest information available from Manitoba Bureau of Statistics.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

DEBT RETIREMENT FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2008
(with comparative figures for March 31, 2007)
($000s)

	2007/08	2006/07
	Projection (1)	Actual(2)

Fund Balance, Beginning of Year	51,000	25,000

Contribution	110,495	110,495
Interest	2,000	1,000
Transfer to Pension Assets Fund	(85,495)	(85,495)

Fund Balance, End of Year	78,000	51,000

Notes:

(1)	Based on projection included in the 2007 Budget.

(2)	Based on 2006/07 Public Accounts.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

PENSION ASSETS FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2008
(with comparative figures for March 31, 2007)
($000s)

	2007/08	2006/07
	Projection (1)	Actual(2)

Fund Balance, Beginning of Year	699,264	536,986

Contributions:
Teachers’ Retirement Allowances Fund(3)	1,502,000	—
Debt Retirement Fund (4)	85,495	85,495
Net Investment Earnings	89,000	66,545
Current Service Contributions	79,300	10,238

	1,755,795	162,278

Transfers
Teachers’ Retirement Allowances Fund Pension Payments(3)	(134,000)	—

Fund Balance, End of Year	2,321,059	699,264

Notes:

(1)	Based on YTD earnings and contributions (extrapolated to March 31, 2008).

(2)	Based on 2006/07 Public Accounts.

(3)	Reflects the impact of the government’s decision to fund 75% of the employer’s liability.

(4)	Based on projection included in the 2007 Budget.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2007

FISCAL STABILIZATION FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2008
(with comparative figures for March 31, 2007)
($000s)

	2007/08	2006/07
	Projection	Actual (2)

Health Programs

Fund Balance, Beginning of Year	175,195	202,411
Interest Earnings	5,981	7,856
Wait Time Reduction (1)	(37,000)	(27,419)
Other Health Related Programming	—	(7,653)

Fund Balance, End of Year	144,176	175,195

General Programs

Fund Balance, Beginning of Year	487,955	329,576
Interest Earnings	21,117	12,792
Recovered from Health Programs
— Wait Time Reduction Programming	—	27,419
— Other Health Related Programming	—	7,653
Year-end Core Government Result (1)	1,815	110,515

Fund Balance, End of Year	510,887	487,955

Total Fund Balance, End of Year	655,063	663,150

Notes:

(1)	Based on second quarter projections.

(2)	Based on 2006/07 Public Accounts.